FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 21, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Issued:  Friday 21 November 2008, London UK - LSE Announcement

GSK and Neptunus sign cooperation agreement to form joint venture for the co-development of flu vaccines in China, Hong Kong and Macau

GlaxoSmithKline (GSK) today announced that it has signed an exclusive Cooperation Agreement with Shenzhen Neptunus Interlong Bio-Technique Co. Ltd. (NIBT) as a preliminary step in forming a Joint Venture (JV) between the two companies. The agreement outlines the proposed terms for establishing a JV company, which will seek to co-develop seasonal influenza vaccines and pre-pandemic/pandemic influenza vaccines, firstly targeting against strains of the virus specific to China, Hong Kong and Macau.

Jean Stéphenne, President and General Manager of GlaxoSmithKline Biologicals, commented, "This collaboration marks another step in our strategy to build our vaccines presence in critical emerging markets, such as China. The Joint Venture will combine the potential of GSK's adjuvant technology and expertise in vaccine development together with NIBT's extensive experience of the Chinese vaccines market and make use of their access to specific local influenza antigens. We are pleased to bring our technologies and expertise for new vaccines for the benefit of Chinese public health."

Formation of the JV Company will remain conditional until a number of conditions are fulfilled. Upon formation. GSK expects to make a cash contribution of approximately US$31 million in return for a 40% stake in the JV, whilst NIBT will contribute the equivalent of US$47 million in assets. Within five years of the establishment of a JV, GSK has the option to increase its equity interest to reach up to a majority position of the JV.

GSK Biologicals - GSK's vaccine business, GSK Biologicals, is one of the world's leading vaccine manufacturers and has a global presence with established sites, alliances or JV's in 14 sites worldwide to date.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

Simon Bicknell
Company Secretary

21 November 2008

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 21 November  2008

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc